UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of _June, 2003

                          GRUPO IUSACELL, S.A. de C.V.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                         Prol. Paseo de la Reforma 1236
                        Col. Santa Fe, Deleg. Cuajimalpa
                               05438, Mexico D.F.


--------------------------------------------------------------------------------
                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X__ Form 40-F ____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes __X__ No____

Documents Furnished By the Registrant
-------------------------------------

1. Press Release of the Registrant dated June 13, 2003



                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            GRUPO IUSACELL, S.A. DE C.V.



Date: June 13, 2003                  /s/_________________________________
                                            Name:  Russell A. Olson
                                            Title: Executive Vice President and
                                                   Chief Financial Officer

                     Iusacell Makes Announcement

    MEXICO CITY--(BUSINESS WIRE)--June 13, 2003--Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) (BMV:CEL) (NYSE:CEL) announced today that its two largest shareholders, Verizon Communications and Vodafone Americas BV, have agreed to tender all of their shares, representing 73.9% of the Company's outstanding shares, in a public tender offer to be commenced in Mexico and the United States of America by Movil Access, S.A. de C.V., a Mexican telecommunications service provider, a subsidiary of Biper, S.A. de C.V., which is part of Grupo Salinas.
    The Company will make further public announcements in connection with the tender offer at the appropriate time and as required by Mexican and United States securities laws.
    The Company's shareholders should read the Company's Solicitation/Recommendation Statement on Scheduled 14D-9 when it is filed by the Company with the Securities and Exchange Commission of the United States of America (the SEC) as it will contain important information. The Solicitation / Recommendation Statement and other public filings may from time to time by the Company with the SEC are available without charge from the SEC's web site at www.sec.gov.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell) (NYSE:CEL) (BMV:CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.
    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

    CONTACT: Grupo Iusacell, S.A. de C.V., Mexico City
             Investor Contacts:
             Russell A. Olson, 011-5255-5109-5751
             russell.olson@iusacell.com.mx
             or
             Carlos J. Moctezuma, 011-5255-5109-5780
             carlos.moctezuma@iusacell.com.mx